Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Testimony of

Doug Parker, CEO of US Airways

Senate Committee on Commerce, Science and Transportation

Subcommittee on Aviation Operations, Safety and Security

Hearing on Airline Industry Consolidation

June 19, 2013

Good afternoon Chairman Cantwell, Ranking Member Ayotte, and members of the Subcommittee on Aviation Operations, Safety, and Security. My name is Doug Parker and I am Chairman and Chief Executive Officer of US Airways Group, Inc. Thank you for the opportunity to testify today about the merger of US Airways and American Airlines, which will create the world’s best airline through a combination that will be good for competition, consumers, and choice. And, Mr. Chairman, I’d like to acknowledge the employees from American Airlines and US Airways here in the room with us today who came to join us for the hearing. They are a big part of why we are here today and we are extremely appreciative of their support.

This is an exciting time in the airline industry. The industry has transformed, placing a sharper focus on enhancing service and expanding choice for passengers, establishing stable and prosperous careers for employees, and partnering with airports and communities to better serve our mutual customers. Also, 2012 was one of the best years yet for domestic airlines in terms of safety and operational performance, and that’s something we can all be proud of.

Only 10 years ago, our focus and results were starkly different as the airline industry was struggling to recover from the tragic events of 9/11. At the time, I was working as CEO of America West, a small Phoenix-based airline. At America West, like at all the other airlines, we were anxious to get back on our feet, we wanted to encourage more people to fly and create better opportunities for our employees. To adapt to the changing world and to become a stronger competitor, we merged with US Airways in 2005, creating an airline that could attract more customers than we could independently, while maintaining a cost advantage over some of our larger competitors. That merger worked very well. We were able to combine two carriers that likely could not have independently survived the enormous industry loss years of 2008 and 2009 into a stronger competitor that in 2012 produced record profits and had the highest shareholder return of any company in the Fortune 500. The merger resulted in more consumer choice and saved over 30,000 jobs.

But the industry continued to evolve in response to consumer demand for bigger and better networks. Delta merged with Northwest, United merged with Continental, and Southwest merged with AirTran. We at US Airways were cognizant of that trend, but while we worked to meet our customers’ demands for broader networks, we were unable to participate in the series of mergers. Until now.

Earlier this year, we announced a merger agreement with American Airlines. We are very excited about what that means for our customers, our employees, our investors, and the communities we each serve. The combination of American and US Airways will create a new, more competitive global airline. We will be roughly the same size as United and Delta, and better able to compete with each of those airlines. Altogether, we will have less than 25 percent of domestic available seat miles.

The decision to merge was driven by the unparalleled benefits derived from integrating our two networks. Once combined, the New American Airlines will operate over 1,500 aircraft, employ more than 100,000 employees and serve more than 300 communities around the world. We have conservatively estimated that we will expand our passenger base by over 2.6 million travelers each year and generate over $1 billion in annual net synergies from increased revenues delivered by our combined, enhanced network and cost reductions from scale and elimination of duplicative systems.

We have no illusions—this will not be easy. The U.S. domestic airline industry is, and will remain, extremely competitive. There are two other large network airlines—both of which are themselves products of recent mergers—that already have a head start. Plus, there are a number of fast growing, low-cost airlines. Internationally, the marketplace is equally competitive with two other global alliances, both larger than the oneworld alliance that US Airways will join as a result of the merger, and a host of other airlines competing, some with the support of governments. But the combination of American and US Airways, and the enhancement of the oneworld alliance, will allow us to compete more successfully in both domestic and international markets.

More than ever, consumers want the ability to reach a broad range of destinations, whenever they want, on one airline system. Because of the limited size and scope of our respective networks, neither American nor US Airways is able to respond fully to that demand and both operate at a competitive disadvantage to the larger networks of Delta and United. The merger will join two highly complementary networks across the globe, filling critical competitive service gaps for each airline, and create a better and more competitive alternative for consumers.

A broader airline network is better for passengers because it gives them more choices, a wider variety of services, and more competition on more routes. The network is able to provide these choices and services because it aggregates demand that independently cannot support profitable service, but collectively can do so. Adding more origins and destinations to hubs has an exponential effect on the number of possible routings served by a network, the number of passengers that can be served, and the ways that they can be served. For example, this merger will improve service between Madison, Wisconsin and Columbia, South Carolina and between Rochester, Minnesota and Burlington, Vermont. It is these benefits which we seek to provide to passengers by combining the complementary networks and nine hubs of American and US Airways. And by providing those benefits, the New American will enhance competition.

Consumers will benefit from this enhanced competition. The New American—a better airline with a significantly expanded network, on a sound financial footing—will challenge our competitors and offer the flying public more and better travel choices including service to 336 destinations in 56 countries. Also, we expect to compete fiercely for travelers’ loyalty with the first and best mileage rewards program, AAdvantage. When we merge programs we will provide our customers the opportunity to earn and redeem rewards across more destinations in a much larger network, especially in desirable international locations. Importantly, we will keep the iconic American Airlines brand.

Nationally, the merger will join two highly complementary networks, filling critical gaps for each carrier and enabling us to bring heightened levels of service to those communities that neither airline could afford to provide on its own. The number of passengers benefitting from the existing combination of service will grow as communities receive new online connecting service. Domestically, American currently serves 48 cities not served by US Airways and US Airways serves 64 cities not served by American. The superior combined network will create over 1,300 new connecting routes, benefitting millions of passengers. In particular, US Airways will fill American’s and oneworld’s critical network gaps in the Northeastern and Southeastern United States allowing passengers access to American’s and oneworld’s systems, and American’s and oneworld’s passengers more convenient access to those populous regions. Likewise, American will fill US Airways’ network gaps in the Central United States with the unique cities served from its Chicago and Dallas hubs and provide US Airways’ passengers expanded international travel opportunities.

We will remain committed to extensive service to small- and medium-sized communities throughout our merged network and, where appropriate, we expect to increase such service and add destinations. US Airways historically has provided extensive service to smaller communities and the merger will allow us to continue to extend that focus, building on complementary service offered by American Eagle. Almost all of the 64 cities currently served by US Airways and not served by American are to small- and medium-sized communities. Many of these communities, over time, will be candidates for service to American’s hubs. The New American Airlines will therefore give passengers in small- and medium-sized communities better connecting options, and service to more places than ever before at more convenient times.

Some of the new connecting opportunities involve cities familiar to this Committee such as Melbourne, Florida to Lubbock, Texas and Springfield, Missouri to Roanoke, Virginia.

The best example of our commitment to smaller communities is our service to and from the Nation’s Capital. Because we have been able to build a robust slot portfolio, US Airways currently serves 40 small- and medium-sized communities from Reagan National Airport. No other airline at Reagan provides any significant service to smaller communities, such as Charleston, West Virginia and Des Moines, Iowa. At DCA our customers benefit from access to and from a wide number of small cities and we are committed to small city service for the long term.

We have our work cut out for us, but I believe that great things are ahead for the New American Airlines, our dedicated employees, our customers, and the communities we serve. This merger has received an unprecedented level of labor support, reflecting the confidence that we and our employees have in our ability to deliver on the promise that this combination offers.

Our customers and the communities we serve will be the primary beneficiaries of this merger, a fact acknowledged by civic and business leaders across our two systems. We will only benefit if we can bring improved service to our customers. And we can. The New American will be a stronger and better competitor. We will bring more and better service to more destinations than ever before. We will offer competitive prices and convenient travel times. We will remain committed to all communities—large and small. We are excited about the opportunities that the merger brings and are looking forward to what lies ahead.

Thank you. I would be happy to take any questions.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.